2-28-02

FILE NO 1-10936

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of February 2002

Orbital Engine Corporation Limited

1 Whipple Street
Balcatta, Western Australia, 6021, Australia

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

ORBITAL ENGINE CORPORATION LIMITED

corporatefile.com.au

1 Whipple Street
Balcatta
Western Australia 6021

Date of Lodgement : 22-Feb-2002

Title : Open Briefing. Orbital Engine Corp. CEO on Dec 2001 Result.

corporatefile.com.au
Orbital Engine Corporation today reported an operating loss of $14.3 million for the six months to December 2001, compared with a loss of $16.2 million previously. A loss of $5 million to $7 million has been forecast in the current period to June 2002. Where will improvements of at least $7 million come from in the current period?

CEO Peter Cook
There'll be a reduction in losses from Synerject of around $2 million, we've had headcount reductions that will save $1 million, and we'd expect an increase in systems sales, particularly in the marine sector in the Northern Hemisphere. We also expect some improvement in our engineering services business.

It's also important to recognise the forecast doesn't incorporate any licence fee income. If we generate licence fees in the current half, we'll obviously reduce the loss further.

The second half will also benefit from the absence of non-recurring costs relating to redundancy, which totalled $1.4 million in the first half, and some non-recurring leasehold improvements that were expensed.

Improvements exceeding $7 million are very achievable.

corporatefile.com.au
Cash on hand totalled $22.1 million as at December 2001. Cash outflow during the last 6 months was $10.6 million versus $19.1 million previously. What level of cash outflow do you expect in the current period?

CEO Peter Cook
During the first half, approximately half the cash outflow was to Synerject. In the second half, we expect cash outflow to Synerject to be minimal. Our projected cash outflow is in the range of $6 million to $8 million and that incorporates the cash costs of the retrenchment programme announced in January.

corporatefile.com.au
When do you anticipate positive cash flow?

CEO Peter Cook
We're targetting cash neutrality in the year ending June 2003.

corporatefile.com.au
Overhead expenses have been reduced by 16.4 percent in the latest period. Are more overhead reductions achievable without hurting the company's growth potential?

CEO Peter Cook
We've already announced staff reductions that represent a saving of approximately $2 million in a full financial year and we've declared our intention to further rationalise during the current period. The costs we're stripping from the business won't hurt our growth potential. None of our business unit managers will be deprived of professional resources or funds. The reductions are largely coming from corporate and head office costs and in the engineering business, where our resources are under-utilised.

corporatefile.com.au
The Engineering Services business made a loss of $5.6 million in the December half versus a loss of $2.3 million previously. Is this business, in its current form, essential?

CEO Peter Cook
Engineering services is currently over-resourced. It's self-evident we need an efficient engineering business that isn't a drain financially but we need to keep that department in step with the work generated by our clients.

corporatefile.com.au
Orbital's share of losses within Synerject, the 50:50 joint venture with Siemens, reduced to $2.7 million from $6.6 million and you are forecasting a profit from the joint venture within 12 months. The recent improvement was triggered by cost reduction and price rises. What Synerject products and markets will grow to support your profit expectation?

CEO Peter Cook
Peugeot and Piaggio's new model introductions are imminent in the Northern Hemisphere summer and they'll be the main drivers. The Aprilia range, already launched, will also make a later contribution. Despite a downturn in the marine sector, new products have been introduced such as the Bombardier jetboat. Developmental work in the automotive 4-stroke area will also boost Synerject's overall performance.

corporatefile.com.au
Orbital has a contingent liability obligation to Siemens totalling $24.7 million in relation to Synerject. How and when will those funds be paid to Siemens?

CEO Peter Cook
It's critical to note that this is a contingent liability, not an actual liability. Synerject has substantially improved its performance and at this point in time we're not expecting to make any such payment to Siemens. Synerject's business plan suggests there are several options to refinance its loans from Siemens at some future stage.

corporatefile.com.au
What are your sales and profit expectations for Synerject?

CEO Peter Cook
Synerject was a start-up business that began in 1997. Like all start ups, it's had its moments of difficulty and it's now hitting break even with turnover of about US$25 million. Revenue has doubled over the last two years. Synerject has the ability to be a US$100 million business within 3 to 5 years.

corporatefile.com.au
Commercialisation of the Orbital technology in the automotive 4-stroke arena is a long-term objective. The business recorded a loss of $1.6 million versus $2.4 million previously. How do you expect your ambitions in this area to progress over the next 12 months?

CEO Peter Cook
I've been here for two months and in that time we've completed a strategic review of all businesses.

Our marine and recreation and motorcycle businesses are young and have plenty of upside. We have new products in the marketplace and we see them as profitable or about to be profitable. The big blue-sky area is automotive 4-stroke.

The full licence taken by Delphi Automotive Systems in August last year is a critical step toward introduction of our technology in autos. Delphi is a tier-1 supplier and its support gives the automotive original equipment manufacturers (OEMs) considerable confidence to tackle the next stage of development.

Our joint marketing programmes with Delphi are increasing our reach among the automotive OEMs. Delphi, along with Siemens, is a supplier to OEMs and that's an essential prerequisite to break into the automotive market.

What happens within OEMs during their model development programmes must remain in confidence. But, it's fair to say we're encouraged our technology is well respected and more advanced towards commercialisation than any competitive product. The environment currently is as conducive to success as it's been in the last 3 or 4 years.

corporatefile.com.au
Orbital's Marine and Recreation business increased operating profit to $1.1 million from $1.0 million despite a contraction in the underlying marine market. To what extent did the market contract, and what is the outlook for this sector?

CEO Peter Cook
By our estimate, the market in the US marine sector is down 15 to 20 percent. Our sales have held up despite the weakness because of new products. The direct-injection systems, haven't been affected as much as carburetor systems and are less expensive than alternate 4-stroke engines in the marketplace.

In terms of the outlook, the best lead indicator is boat show sales and they're positive.

corporatefile.com.au
Will the Marine and Recreation business remain profitable?

CEO Peter Cook
Yes.

corporatefile.com.au
Why did the loss within Motorcycles and Motorscooters increase to $2.1 million from $633,000?

CEO Peter Cook
The previous period included a single licence fee from Taiwan of about $1.2 million, distorting the comparison. During the latest period, the engineering requirement was substantial as we geared up to launch three new models this Northern Hemisphere summer.

corporatefile.com.au
When do you expect the Motorcycles and Motorscooters business to be profitable, and what markets and products will drive that growth?

CEO Peter Cook
Much depends on how well the new model launches at Peugeot and Piaggio, and Aprilia perform.

The OEMs are confident and if their expectations are correct, our Motorcycle and Motorscooter business should be profitable in the year to June 2003. Additional new products will help as will the recently announced rebate in Italy for motorcycles that comply with the new "Euro 2" emission legislation. Our strongest prospects are in France and Italy.

The market in Asia is huge in terms of potential but it's less clear on the issue of emissions. I expect lead times to be much longer in that region.

corporatefile.com.au
Thank you Peter.

For previous Open Briefings with Orbital Engine Limited, view www.corporatefile.com.au

For more information on Orbital Engine Limited, view www.orbeng.com.au

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ORBITAL ENGINE CORPORATION LIMITED

Date: 22 February 2002

By: ______________

Name: John Abbott

Title Company Secretary